Exhibit III
Execution Version

AMENDMENT NO. 1
TO
SHARE PURCHASE AGREEMENT

October 22, 2020

This Amendment No. 1 to the Share Purchase Agreement (this "**Amendment**") is made and entered into as of the date set forth above, by and between Flagstar Bancorp, Inc., a Michigan corporation (the "**Company**") and MP Thrift Investments L.P. ("**MP Thrift**"), and amends that certain Share Purchase Agreement, dated as of October 20, 2020 (as amended, restated, supplemented or modified from time to time, the "**Agreement**"), by and between the Company and MP Thrift. Capitalized terms used but not otherwise defined herein shall have the same meanings ascribed to them in the Agreement.

R E C I T A L S:

WHEREAS, the Company and MP Thrift previously entered into the Agreement; and

WHEREAS, pursuant to Section 4.4 of the Agreement, the Company and MP Thrift desire to enter into this Amendment to make the modifications set forth herein to the terms and conditions of the Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agrees as follows:

A M E N D M E N T:

1. Amendments. The Agreement is amended as follows:

(a) Section 1.2(a) of the Agreement is hereby amended and restated in its entirety to read as follows:

"The price for each Purchased Share shall be the volume-weighted average price of the Common Stock as displayed under the heading "Bloomberg VWAP" on Bloomberg page "FBC <EQUITY> AQR" (or, if such page is not available, its equivalent successor page) for the three trading days up to and including October 22, 2020 (the "**Per Share Purchase Price**");"

(b) Section 1.4 of the Agreement is hereby amended and restated in its entirety to read as follows:

"Condition to Settlement. The obligation of MP Thrift to sell the Purchased Shares to the Company and the obligation of the Company to purchase and pay for the Purchased Shares on the Settlement Date are subject to the consummation of the Notes Offering by November 30, 2020 (the "**Outside Date**")."

(c) Section 4.1 of the Agreement is hereby amended and restated in its entirety to read as follows:

"Termination. This Agreement may be terminated by either party, upon written notice to the other party, if (a) the Notes Offering is terminated prior to its consummation or (b) the Notes Offering has not been consummated by the Outside Date."

2. Agreement. Except as hereby amended, the Agreement shall remain unchanged and in full force and effect.

3. General. This Amendment shall be binding on the executors, administrators, estates, heirs, legal successors and representatives of each of the undersigned.

4. Counterparts. This Amendment may be executed in any number of counterparts and signatures may be delivered by facsimile, each of which may be executed by less than all parties, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

5. Titles and Subtitles. The titles and subtitles used in this Amendment are used for convenience only and are not to be considered in construing or interpreting this Amendment.

6. Governing Law. This Amendment is to be construed in accordance with and governed by the laws of the State of New York without regard to conflicts of laws provisions.

(Signatures Follow)

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed and delivered as of the date first written above.

FLAGSTAR BANCORP, INC.

By: /s/ James K. Ciroli
Name: James K. Ciroli
Title: Chief Financial Officer

MP THRIFT INVESTMENTS L.P.

By: MP (Thrift) Global Partners III LLC, its General
Partner

By: /s/ Florina Klingbaum
Name: Florina Klinbaum
Title: Chief Financial Officer